18001483

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
Received
FEB 28 2018
WASH, D.C.

SEC FILE NUMBER
8- 51513

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Support Services Financial Advisors, Inc. dba CHA Financial Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7335 E. Orchard Road, Suite 200
(No. and Street)

Greenwood Village, (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Scott (720)330-6023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1801 California Street, (Address) Suite 2900, Denver, (City) CO (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

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OATH OR AFFIRMATION

I, Michael J. Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Support Services Financial Advisors, Inc. dba CHA Financial Advisors, as of February 27, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORENE SCOTT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20174009251
MY COMMISSION EXPIRES MARCH 1, 2021

Signature

CHA Financial Advisors President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS, INC.

Statements of Financial Condition and
Report of Independent Registered Accounting Firm
As of December 31, 2017 and 2016

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS, INC.
DECEMBER 31, 2017 AND 2016

CONTENTS

BKD LLP
CPAs & Advisors

1801 California Street, Suite 2900 // Denver, CO 80202-2606
303.861.4545 // fax 303.832.5705 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Support Services Financial Advisors, Inc.
dba CHA Financial Advisors, Inc.
Greenwood Village, Colorado

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. (the Company) as of December 31, 2017 and 2016. In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

BKD, LLP

We have served as the Company's auditor since 2014.

Denver, Colorado
February 23, 2018

SUPPORT SERVICES FINANCIAL ADVISORS, INC.
dba CHA FINANCIAL ADVISORS, INC.

Statements of Financial Condition
As of December 31, 2017 and 2016

ASSETS	2017	2016
Cash and cash equivalents	$ 73,012	$ 55,646
Trade accounts receivable	33,403	31,194
Receivable from related parties	0	9,936
Prepaid expenses	5,346	5,271
Deferred tax asset	2,560	1,930
TOTAL ASSETS	$ 114,321	$ 103,977

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$ 3,343	$ 2,574
Payable to related parties	9,070	128
Accrued expenses	23,665	23,137
Total Liabilities	36,078	25,839
Stockholder's Equity:		
Common Stock	5,000	5,000
Paid-in capital	81,893	81,893
Retained earnings (deficit)	(8,650)	(8,755)
Total Stockholder's Equity	78,243	78,138
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 114,321	$ 103,977

The accompanying notes are an integral part of the financial statements.

(1) Nature of Company

Support Services Financial Advisors, Inc. dba CHA Financial Advisors, Inc. ("SSFA") is a Colorado Corporation that primarily markets and services retirement programs to health care providers. SSFA is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). SSFA operates pursuant to SEC Rule 15c3-3(k)(1) limiting its broker-dealer business to the distribution of variable life insurance or annuities, including the sub-accounts thereof, as well as, mutual funds sold within 401(a), 403(b), 401(k), and 457 retirement plans. SSFA is a wholly-owned subsidiary of Support Services, Inc. dba CHA Shared Services, Inc. (SSI) which is a subsidiary of the Colorado Hospital Association, a non-profit organization.

(2) Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of SSFA have been prepared on the accrual basis.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, SSFA considers demand deposits and short-term investments with original maturities of 90 days or less as cash and cash equivalents. At December 31, 2017 there were no cash equivalents. At December 31, and 2016 cash equivalents consisted of money market mutual funds with a brokerage firm.

Accrued Expenses

Accrued expenses include vacation that SSFA's employees have earned but not yet taken as of year end.

Allowance for Doubtful Accounts

SSFA believes that its accounts receivable, recorded at fair value, are fully collectible. Its policy for charging off accounts receivable is when future payments thereon are determined to be improbable.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported

amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Vaue Measurements

The carrying amount reported in the statements of financial condition for cash, accounts receivable, prepaid expenses, accounts payable, payable to SSI, and accrued expenses, approximate fair value because of the immediate or short-term maturities of these financial instruments.

Evaluation of Subsequent Events

SSFA has performed an evaluation of subsequent events through February 23, 2018 which is the date the financial statements were issued, and has considered any relevant matters in the preparation of the financial statements and footnotes.

Income Taxes

SSFA follows *Accounting for Uncertainty in Income Taxes*, which requires SSFA to determine whether a tax position (and the related tax benefit) is more likely than not to be sustained upon examination by the applicable taxing authority, based solely on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. During the years ended December 31, 2017 and 2016, SSFA's management evaluated its tax positions to determine the existence of uncertainties, and did not note any matters that would require recognition or which may have an effect on its tax-exempt status.

SSFA's parent company, SSI, uses the asset and liability method as identified in the *Accounting for Income Taxes* accounting standard.

SSFA is no longer subject to U.S. federal tax audits on its Form 1120 by taxing authorities for fiscal years through 2014. SSFA is no longer subject to tax audits on its Colorado Form 112 by taxing authorities for fiscal years through 2013. The years subsequent to these years contain matters that could be subject to differing interpretations of applicable tax laws and regulations. Although the outcome of tax audits is uncertain, SSFA believes no issues would arise.

Revenue Recognition

Commissions from the sale of mutual funds are recorded on the trade date basis. Commissions from the sale of insurance products are recorded when the policy holder pays the premium.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgements and changes in judgements, and assets recognized from costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. We have evaluated the impact on our financial statements and concluded that the adoption of this standard will have an immaterial impact on our financial statements and related disclosures.

(3) Common Stock

Of its 100,000 authorized shares of $5 par, common stock, 1,000 shares are issued, outstanding and owned by SSI.

(4) Net Capital Requirements

SSFA is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2017 and 2016, SSFA had net capital of $60,815 and $51,200 respectively, which was $55,815 and $46,200 respectively, in excess of its required net capital of $5,000 and $5,000, respectively. SSFA's net capital ratio was 0.59 and 0.50 to 1, as of December 31, 2017 and 2016, respectively.

(5) Deferred Tax Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's deferred tax assets as of December 31, 2017 and 2016, are as follows:

	2017	2016
Deferred tax assets:		
Accrued compensation	$ 2,560	$ 1,930

(6) Concentrations and Credit Risk

During the years ended December 31, 2017 and 2016, SSFA received 95% and 93% respectively, of its commissions from five and four companies, respectively.

	2017	2016
Company A	41%	21%
Company B	24%	28%
Company C	15%	17%
Company D	8%	12%
Company E	7%	15%
	95%	93%

SSFA's cash demand deposits are held at a financial institution at which deposits are insured up to $250,000 per institution by the FDIC. As of December 31, 2017 and 2016, SSFA's deposits did not exceed this amount.

(7) Related Party Transactions

SSFA is a wholly owned subsidiary of SSI. On July 1, 2003, SSFA and SSI entered into an Assumption and Assignment Agreement under which SSI agreed to contribute all of the assets and SSFA agreed to assume all liabilities and obligations in continuing the broker-dealer and regulated insurance business ("business"). The business is operated by SSFA in substantially the same manner as was conducted by SSI. In order to realize economies of scale, on July 1, 2003, SSFA and SSI entered into an Expense Sharing Agreement whereby SSI is to provide SSFA administrative, marketing, management and technical services, as well as office space and equipment. SSFA does not have personnel but reimburses CHA as a contractor for actual personnel costs incurred by CHA on behalf of SSFA. Direct costs are either paid directly by SSFA or by reimbursement through SSI. As of December 31, 2017 and 2016, amounts payable to SSI under this arrangement were $9,070 and $128, respectively. Additionally, as of December 31, 2017 and 2016, amounts receivable from SSI included $0.00 and $9,936, respectively.

(8) Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the year ended December 31, 2017.

Money Market Mutual Funds

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, the fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases, where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, and as of December 31, 2017 and 2016, SSFA had no Level 3 investments.

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level1 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017				
Money Market Mutual Funds	$ 0	$ 0	$ -	$ -
December 31, 2016				
Money Market Mutual Funds	$ 25,591	$ 25,591	$ -	$ -